Exhibit 99.2



                        INVESTMENTS IN RIO GRANDE DO SUL
                        --------------------------------

               PERDIGAO IS TO INVEST R$31 MILLION IN THE STATE OF
                               RIO GRANDE DO SUL

                      Investments will increase production

         Perdigao is to invest approximately R$ 14 million in the construction of a Distribution Center (DC), to be located at the Marau poultry industrialization unit. The new investment is of a strategic nature permitting the centralization of the entire distribution operation in the state of Rio Grande do Sul at a single DC, while also providing support for demand from other states in Brazil. The new DC will enable cargoes to be consolidated from the output of the Marau and Serafina Correa units in addition to the preparation of containers for export as well as allowing production to be set aside for direct sales.
         The region is currently served from a DC in Canoas, by third party warehouses, and also directly from the plant, together with a cross docking point (merchandise is transferred from large trucks to smaller ones thus increasing delivery efficiency). Once the new Marau DC plant is operational, the Company will close the Canoas distribution center and increase the number of cross-docking points.
         The new center will be equipped with the most advanced technology, significantly reducing time taken for loading, unloading, separation of orders and delivery. Particularly important in this new investment is the introduction of dynamic drive in, pushing back and pallet systems, which facilitate and provide greater safety in cargo handling.

                          THE QUEST FOR GAINS IN SCALE

         From November, Perdigao is to take a further initiative at Marau by centralizing its output of salamis, smoked hams and Italian type hams at the plant. Two factors have been critical to this decision: the location of the unit -- in close proximity to the source of raw materials -- and the availability of a specialized labor force. Additionally, the State has a strategic importance for the Company.
         The purpose behind the centralization of cured products is to transform the Marau plant into an industrial unit specialized in the processing of these items thus increasing gains in scale. As a component part of this initiative, the Company has begun the expansion of its hog unit with a constructed area of 3,300 m2 at an investment of R$ 3 million in equipment and buildings.
         The hog unit at the Marau complex already has the full infrastructure for heating, cooling, energy generation, treatment of water and effluent at current as well as future levels of demand without the need for further investments, thus making Perdigao's decision financially feasible.


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                                  Exhibit 99.2


         With the installation of the new structure, the Company will have the potential to increase its output of salamis, smoked hams and Italian type hams by 1,700 tons. Initially, the new investment will generate 50 new jobs.
         The Company is also to make a further significant investment in the region in a new hatchery at Marau with a capacity for one million eggs per week. As a result, one of the existing hatcheries - built 23 years ago and producing only 600,000 eggs/week - will be closed. The investment will amount to R$ 6.6 million - again generating additional employment.
         Perdigao is investing a further R$ 7.6 million in several units which it operates in the State for improving and consolidating its environmental management, and principally in projects for upgrading and enhancing the productivity of plants to be reflected in increased output of bologna sausage and frankfurters.


                                                                        17.08.04